Katharine Milberger Haynes
Attorney

4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.983.8391
Fax: 816.983.8080
kate.haynes@huschblackwell.com

July 12, 2013

Via EDGAR Transmission

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Commerce Bancshares, Inc.
Form S-4
Filed on June 21, 2013
File No. 333-189535

Dear Ms. Hayes:

On behalf of Commerce Bancshares, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 8, 2013 (the “Comment Letter”), with respect to the Registration Statement on Form S-4 (the “Registration Statement”).

For ease of reference, the Staff’s comment is reproduced below in its entirety in bold, followed by the response.

1.
We note the references to D.A. Davidson’s presentations to the Boards of Directors of Summit and Summit Bank.  Information about any reports, opinions or appraisals that are materially related to the transaction and referred to in the registration statement are required to be disclosed in the registration statement and filed as exhibits.  To the extent not already provided, please revise your disclosure to provide the information required by Item 1015(b) of Regulation M-A.  Please note that oral reports, if material, should be summarized and disclosed in the registration statement or filed as exhibits.  Further, please provide us a copy of any board books or similar materials for our review.  Please refer to Items 4(b) and 21(c) of Form S-4.

Husch Blackwell LLP

Ms. Suzanne Hayes
July 12, 2013

Response: The Company believes that the disclosure required by Items 4(b) and 21(c) of Form S-4 is not applicable to the presentation by D.A. Davidson & Co. (“D.A. Davidson”).  Items 4(b) and 21(c) require disclosure regarding any “report, opinion or appraisal materially relating to the transaction” that has been received from an outside party and referred to in the prospectus.  As described below, we do not believe that the D.A. Davidson presentation constitutes a report, opinion or appraisal materially relating to the proposed transaction, notwithstanding their reference in the Registration Statement.

D.A. Davidson was retained by Summit Bancshares Inc. (“Summit”) to advise it and provide information regarding the transaction, but was not asked to, and therefore did not, provide a report or opinion regarding the fairness of the consideration to be received or any valuation or appraisal of Summit or the Company.  D.A. Davidson provided a summary of the principal terms of the transaction, publicly-available information regarding similar transactions and publicly-available information about the Company.  The presentation by D.A. Davidson was never intended by the boards of directors or management of Summit to be a report or opinion to Summit and the Summit Bank boards of directors on the matters discussed at the meeting or to represent a stand-alone source of information for the boards, but rather was intended to be considered as discussion materials in connection with the boards’ consideration of the transaction.  D.A. Davidson provided informational material to the boards of directors of Summit and Summit Bank, but did not provide analysis or conclusions regarding the valuation of Summit or the Company or the fairness of the consideration to be received by Summit shareholders in the transaction.  The presentation constituted only one source of information considered by the boards of directors of Summit and Summit Bank

In response to the Staff’s comment, the Company has supplementally provided the Staff with copies of the materials prepared by D.A. Davidson and provided to the boards of directors of Summit and Summit Bank.  The Company believes that any information contained in these materials that is material to the shareholders of Summit in their voting decisions and which is required by Form S-4 has been disclosed in the Form S-4.

In addition, at the request of the Staff, the Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Husch Blackwell LLP

Ms. Suzanne Hayes
July 12, 2013

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses, please feel free to call me at 816-983-8391.

Very truly yours,

HUSCH BLACKWELL LLP

By:	/s/ Katharine Milberger Haynes
Katharine Milberger Haynes

cc:	Ramin Olson, Securities and Exchange Commission
Laura Crotty, Securities and Exchange Commission
James L. Swarts, Commerce Bancshares, Inc.
C. Bruce Crum, McAfee & Taft A Professional Corporation

Husch Blackwell LLP